MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company QUEST CAPITAL CORP. (the “Company”) Suite 1028 – 550 Burrard Street Vancouver, BC V6C 2B5
Item 2	Date of Material Change The material change occurred on December 13, 2007.
Item 3	News Release The Company issued a press release on December 13, 2007, through Marketwire, via Canadian Timely Disclosure, US Timely Disclosure and UK Regulatory.
Item 4
Summary of Material Change

Effective January 1, 2008, the following changes will occur:

•     Quest will commence operating as a Mortgage Investment Corporation (“MIC”) as defined under Section 130.1 of the Income Tax Act (Canada);
•     Stephen C. Coffey will be appointed as the Company’s President and a Director.  Additionally, effective the later of March 15, 2008 or once the Company’s 2007 annual financial statements are certified and filed, Mr. Coffey will also be appointed as Chief Executive Officer;
•     Mr. Bob Buchan will resign as the Company’s Chairman and will remain a director of the Company; and
•     Messrs. A. Murray Sinclair and Brian E. Bayley, the Company’s current Managing Director and its President and CEO, respectively, will be appointed as Co-Chairmen.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See “Schedule A” 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:
A. Murray Sinclair, Managing Director
Telephone: (604) 68-QUEST (604) 687-8378

Item 9	Date of Report December 13, 2007